Exhibit 99.1

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of
	December 31,	September 30,
	2021	2022
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	27,854,224	37,472,617	5,267,817
Restricted cash	2,638,840	3,097,127	435,387
Time deposits and short‑term investments	19,668,239	14,492,404	2,037,310
Trade receivable, net of allowance for credit losses of RMB467, and RMB149 as of December 31, 2021 and September 30, 2022, respectively	120,541	32,582	4,580
Inventories	1,617,890	5,515,781	775,396
Prepayments and other current assets, net of allowance for credit losses of RMB2,192, and RMB14,172 as of December 31, 2021 and September 30, 2022, respectively	480,680	1,459,680	205,199
Total current assets	52,380,414	62,070,191	8,725,689
Non‑current assets:
Long‑term investments	156,306	1,480,987	208,194
Property, plant and equipment, net	4,498,269	9,361,504	1,316,019
Operating lease right‑of‑use assets, net	2,061,492	3,277,542	460,750
Intangible assets, net	751,460	832,030	116,965
Deferred tax assets	19,896	11,493	1,616
Other non‑current assets, net of allowance for credit losses of RMB3,757, and RMB7,468 as of December 31, 2021 and September 30, 2022, respectively	1,981,076	2,196,550	308,787
Total non‑current assets	9,468,499	17,160,106	2,412,331
Total assets	61,848,913	79,230,297	11,138,020
LIABILITIES
Current liabilities:
Short‑term borrowings	37,042	528,065	74,234
Trade and notes payable	9,376,050	15,520,221	2,181,798
Amounts due to related parties	37,455	7,307	1,027
Deferred revenue, current	305,092	522,613	73,468
Operating lease liabilities, current	473,245	707,068	99,398
Accruals and other current liabilities	1,879,368	4,615,396	648,823
Total current liabilities	12,108,252	21,900,670	3,078,748
Non‑current liabilities:
Long-term borrowings	5,960,899	8,964,211	1,260,169
Deferred revenue, non‑current	389,653	584,635	82,187
Operating lease liabilities, non‑current	1,369,825	1,743,489	245,096
Deferred tax liabilities	153,723	84,264	11,846
Other non‑current liabilities	802,259	1,805,869	253,865
Total non‑current liabilities	8,676,359	13,182,468	1,853,163
Total liabilities	20,784,611	35,083,138	4,931,911
Commitments and contingencies (Note 25)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of
	December 31,	September 30,
	2021	2022
	RMB	RMB	US$
			Note 2(e)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,709,903,330 shares issued and 1,573,750,346 shares outstanding as of December 31, 2021 and 4,500,000,000 shares authorized, 1,728,765,894 shares issued and 1,598,008,686 shares outstanding as of September 30, 2022)	1,176	1,188	167
Class B Ordinary Shares
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2021 and September 30, 2022)	235	235	33
Treasury Shares	(89)	(84)	(12)
Additional paid‑in capital	49,390,486	53,166,644	7,474,048
Accumulated other comprehensive loss	(1,521,871)	(236,207)	(33,205)
Accumulated deficit	(6,805,635)	(9,074,788)	(1,275,714)
Total Li Auto Inc. shareholders’ equity	41,064,302	43,856,988	6,165,317
Noncontrolling interests	—	290,171	40,792
Total shareholders’ equity	41,064,302	44,147,159	6,206,109
Total liabilities and shareholders’ equity	61,848,913	79,230,297	11,138,020

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
Revenues:
Vehicle sales	15,752,753	26,838,104	3,772,841
Other sales and services	636,574	798,838	112,299
Total revenues	16,389,327	27,636,942	3,885,140
Cost of sales:
Vehicle sales	(12,697,925)	(21,870,088)	(3,074,448)
Other sales and services	(309,927)	(542,729)	(76,296)
Total cost of sales	(13,007,852)	(22,412,817)	(3,150,744)
Gross profit	3,381,475	5,224,125	734,396
Operating expenses:
Research and development	(2,056,398)	(4,709,941)	(662,113)
Selling, general and administrative	(2,366,500)	(4,035,442)	(567,293)
Total operating expenses	(4,422,898)	(8,745,383)	(1,229,406)
Loss from operations	(1,041,423)	(3,521,258)	(495,010)
Other (expense)/income
Interest expense	(53,559)	(67,947)	(9,552)
Interest income and investment income, net	561,117	720,457	101,280
Others, net	98,283	540,927	76,042
Loss before income tax expense	(435,582)	(2,327,821)	(327,240)
Income tax (expense)/benefit	(181,384)	30,171	4,241
Net loss	(616,966)	(2,297,650)	(322,999)
Less: Net loss attributable to noncontrolling interests	—	(28,497)	(4,006)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(616,966)	(2,269,153)	(318,993)
Weighted average number of ordinary shares used in computing net loss per share
Basic	1,829,434,693	1,936,947,462	1,936,947,462
Diluted	1,829,434,693	1,936,947,462	1,936,947,462
Net loss per share attributable to ordinary shareholders
Basic	(0.34)	(1.17)	(0.16)
Diluted	(0.34)	(1.17)	(0.16)
Net loss	(616,966)	(2,297,650)	(322,999)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax	(144,620)	1,285,664	180,736
Total other comprehensive (loss)/income	(144,620)	1,285,664	180,736
Total comprehensive loss	(761,586)	(1,011,986)	(142,263)
Less: Net loss attributable to noncontrolling interests	—	(28,497)	(4,006)
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(761,586)	(983,489)	(138,257)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other			Total
	Number		Number				Paid‑in	Comprehensive	Accumulated	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	1,453,476,230	1,010	355,812,080	235	—	—	37,289,761	(1,005,184)	(6,482,225)	—	29,803,597
Cumulative effect of adoption of credit loss guidance (Note 2(h))	—	—	—	—	—	—	—	—	(1,955)	—	(1,955)
Issuance of ordinary shares as treasury shares	34,000,000	22	—	—	(34,000,000)	(22)	—	—	—	—	—
Exercise of share options	—	—	—	—	1,519,362	—	985	—	—	—	985
Share-based compensation	—	—	—	—	—	—	710,500	—	—	—	710,500
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(144,620)	—	—	(144,620)
CEO options	108,557,400	70	—	—	(108,557,400)	(70)	70	—	—	—	70
Share issuance upon the initial public offering, net of issuance costs	113,869,700	74	—	—	—	—	10,995,213	—	—	—	10,995,287
Net loss	—	—	—	—	—	—	—	—	(616,966)	—	(616,966)
Balance as of September 30, 2021	1,709,903,330	1,176	355,812,080	235	(141,038,038)	(92)	48,996,529	(1,149,804)	(7,101,146)	—	40,746,898
Balance as of December 31, 2021	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	—	41,064,302
Exercise of share options and vesting of RSUs	—	—	—	—	5,395,776	5	3,595	—	—	—	3,600
Share-based compensation	—	—	—	—	—	—	1,350,864	—	—	—	1,350,864
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	1,285,664	—	—	1,285,664
Capital injection by noncontrolling interests	—	—	—	—	—	—	—	—	—	318,668	318,668
Share issuance upon the at-the-market equity offering program (the “ATM Offering”)	18,862,564	12	—	—	—	—	2,421,699	—	—	—	2,421,711
Net loss	—	—	—	—	—	—	—	—	(2,269,153)	(28,497)	(2,297,650)
Balance as of September 30, 2022	1,728,765,894	1,188	355,812,080	235	(130,757,208)	(84)	53,166,644	(236,207)	(9,074,788)	290,171	44,147,159

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(616,966)	(2,297,650)	(322,999)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	382,575	785,271	110,392
Share-based compensation expenses	710,500	1,350,864	189,901
Foreign exchange loss	55,947	14,157	1,990
Unrealized investment loss/(income)	8,704	(8,419)	(1,184)
Interest expense	50,955	20,210	2,841
Share of loss of equity method investees	465	7,457	1,048
Impairment loss related to the property, plant and equipment	27,388	—	—
Inventory write-downs and losses on purchase commitments relating to inventory	51,256	802,799	112,856
Allowance for credit losses	3,566	15,373	2,161
Deferred income tax, net	181,384	(61,056)	(8,583)
Loss on disposal of property, plant and equipment	19,843	53,848	7,570
Changes in operating assets and liabilities:
Prepayments and other current assets	(363,959)	(988,152)	(138,912)
Inventories	(490,372)	(4,162,785)	(585,195)
Operating lease right‑of‑use assets	(505,064)	(505,330)	(71,038)
Operating lease liabilities	546,537	607,486	85,399
Other non-current assets	(379,936)	(460,806)	(64,779)
Trade receivable	(152,634)	87,377	12,283
Deferred revenue	148,852	(16,644)	(2,340)
Trade and notes payable	3,881,128	5,628,720	791,273
Amounts due to related parties	(12,902)	(30,148)	(4,238)
Accruals and other current liabilities	630,130	944,560	132,784
Other non‑current liabilities	326,090	667,784	93,877
Net cash provided by operating activities	4,503,487	2,454,916	345,107
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(1,786,162)	(3,459,878)	(486,382)
Disposal of property, plant and equipment	1	760	107
Purchase of long‑term equity investments	—	(663,090)	(93,216)
Placement of long-term time deposits	(797,268)	(679,486)	(95,521)
Redemption of short-term time deposits	1,138,908	514,242	72,291
Placement of short-term investment	(194,477,476)	(44,221,644)	(6,216,580)
Redemption of short-term investment	198,841,957	49,502,709	6,958,981
Placement of long-term financial instruments	—	(50,000)	(7,029)
Cash paid related to acquisition of Chongqing Zhizao Automobile Co., Ltd. (“Chongqing Zhizao”), net of cash acquired	(67,580)	—	—
Net cash provided by investing activities	2,852,380	943,613	132,651

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible debt	5,533,238	—	—
Proceeds from share issuance through an at-the-market equity offering program (the “ATM Offering”)	—	2,465,441	346,587
Proceeds from exercise of stock options and vesting of RSUs	683	5,680	798
Proceeds from borrowings	400,000	2,977,934	418,632
Payment of borrowings	(429,692)	(149,850)	(21,066)
Proceeds from issue ordinary shares	70	—	—
Payment of issuance costs	—	(837)	(118)
Capital injection from noncontrolling interest	—	90,000	12,652
Proceeds from Hong Kong IPO, net of issuance cost	11,040,204	—	—
Net cash provided by financing activities	16,544,503	5,388,368	757,485
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(111,698)	1,289,783	181,314
Net increase in cash, cash equivalents and restricted cash	23,788,672	10,076,680	1,416,557
Cash, cash equivalents and restricted cash at beginning of the period	10,172,519	30,493,064	4,286,647
Cash, cash equivalents and restricted cash at end of the period	33,961,191	40,569,744	5,703,204
Supplemental schedule of non‑cash investing and financing activities
Payable related to purchase of property, plant and equipment	(637,969)	(2,471,347)	(347,416)
Property, plant and equipment and other assets related to capital injection by noncontrolling interest shareholders	—	228,668	32,146

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Nature of Operations

(a)Principal activities

Li Auto Inc. (“Li Auto”, or the “Company”) was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the “VIEs”) and the VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People’s Republic of China (the “PRC”).

(b)History of the Group and basis of presentation for the Reorganizations

Prior to the incorporation of the Company and starting in April 2015, the Group’s business was carried out under Beijing CHJ Information Technology Co., Ltd. (or “Beijing CHJ”) and its subsidiaries. Concurrently with the incorporation of the Company in April 2017, Beijing CHJ, through one of its wholly-owned subsidiaries, entered into a shareholding entrustment agreement with the management team (the legal owners of the Company at that time) to obtain full control over the Company (the “Cayman Shareholding Entrustment Agreement”). In the same year, the Company set up its subsidiaries Leading Ideal HK Limited (“Leading Ideal HK”), Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology” or “WOFE”), and a consolidated VIE, Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”). The Company, together with its subsidiaries and the VIE, were controlled and consolidated by Beijing CHJ prior to the reorganization.

The Group underwent a reorganization (the “2019 Reorganization”) in July 2019. The major reorganization steps are described as follows:

●	Beijing CHJ terminated the Cayman Shareholding Entrustment Agreement, and concurrently the WOFE entered into contractual agreements with Beijing CHJ and its legal shareholders so that Beijing CHJ became a consolidated VIE of the WOFE;
●	the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the 2019 Reorganization.

All 2019 Reorganization related contracts were signed by all relevant parties on July 2, 2019, and all administrative procedures of the 2019 Reorganization, including but not limited to remitting share capital of Beijing CHJ overseas for reinjecting into the Company were completed by December 31, 2019.

As the shareholdings in the Company and Beijing CHJ were with a high degree of common ownership immediately before and after the 2019 Reorganization, even though no single investor controlled Beijing CHJ or Li Auto, the transaction of the 2019 Reorganization was determined to be a recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the unaudited condensed consolidated balance sheets, the unaudited condensed consolidated statements of changes in shareholders’ equity, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the unaudited condensed consolidated financial statements to be comparable with the final number of shares issued in the 2019 Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the 2019 Reorganization have been presented retrospectively as of the beginning of the earliest period presented in the unaudited condensed consolidated financial statement or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited (“HKEx”), the Group underwent reorganization of its corporate structure (the “2021 Reorganization”) in the second quarter of 2021. The major reorganization steps were as follows:

●	In accordance with the requirements under the Listing Decision LD43-3 of HKEx to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and the VIEs. The 2021 Reorganization mainly involved changing certain VIEs to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i) and (ii).
●	In April, 2021, certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization. Upon the completion of 2021 Reorganization, Beijing CHJ and Leading Ideal HK’s subsidiary each held 50% of equity interest of Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijng CHJ.

The transactions relating to the 2021 Reorganization were accounted for as common control transactions within the Group. Accordingly, the Group’s consolidated financial information was not impacted as a result of these transactions.

In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK’s subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company. The transaction was accounted for a common control transaction within the Group; accordingly, there was no impact to the Group’s consolidated financial information.

The Group’s unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

As of September 30, 2022, the Company’s principal subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries are as follows:

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities	Notes
Subsidiaries
Leading Ideal HK Limited (“Leading Ideal HK”)	100%	May 15, 2017	Hong Kong, China	Investment holding
Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”)	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Beijing Leading Automobile Sales Co., Ltd.(“Beijing Leading”)	100%	August 6, 2019	Beijing, PRC	Sales and after sales management
Jiangsu Xindian Interactive Sales and Services Co., Ltd. (“Jiangsu XD”)	100%	May 08, 2017	Changzhou, PRC	Sales and after sales management	(i)
Chongqing Lixiang Automobile Co., Ltd. (“Chongqing Lixiang Automobile”)	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile and purchase of manufacturing equipment	(ii)
		Date of Incorporation	Place of Incorporation	Principal Activities	Notes
The VIEs
Beijing CHJ Information Technology Co., Ltd. (“Beijing CHJ”)		April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”)		March 27, 2017	Beijing, PRC	Technology development

Notes:

(i)	Jiangsu XD was Beijing CHJ’s subsidiary before the 2021 Reorganization.
(ii)	Upon the completion of 2021 Reorganization, Beijing CHJ and Leading Ideal HK’s subsidiary each held a 50% equity interest in Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijing CHJ. In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK’s subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(c)Impact of the COVID-19

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, the Company postponed the production in its Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short term delays in the suppliers’ delivery of certain raw materials needed for production. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, the Group also temporarily postponed the delivery of Li ONE to customers. Following this temporary closure in February 2020, the Group reopened the retail stores and delivery and servicing centers and have resumed vehicle delivery to customers. Subsequent to March 31, 2020, the Group continuously increased their production capacity and delivery to normal level as the Group had recovered from the adverse impact of COVID-19 across China until the third quarter of 2021.

Since October 2021, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for the Group’s millimeter-wave radar supplier had been severely hampered, and the production and deliveries for the third quarter of 2021 had been adversely affected. Subsequent to December, 2021, the Group gradually resumed normal vehicle production by continuing to obtain the chips or other semiconductor components at a reasonable cost from multiple sources. The Group concluded that there would be no material impact on the Group’s long-term forecast.

In late March and April 2022, the COVID-19 resurgence in the Yangtze Delta region of China caused renewed and severe industry-wide disruptions in supply chain, logistics and production. The Group’s Changzhou manufacturing base is located in the center of the Yangtze Delta region, which is home to over 80% of the Group’s parts suppliers, especially in Shanghai and Kunshan. Certain suppliers in Shanghai and Kunshan temporarily terminated the production or delivery of their products completely, resulting in the Group unable to maintain adequate inventory for production demand. This had a material adverse impact on production in April 2022, resulting in delayed deliveries for customers. The Group has been working with vendors to restore production capacity with the objective to shorten the delivery waiting time for Li ONE customers. Despite the significant ongoing industry-wide parts supply chain challenges resulting from the COVID-19 pandemic, the Group’s production and delivery of vehicles gradually began to resume and sustain pre-pandemic levels beginning in May 2022.

2. Summary of Significant Accounting Policies

(a)Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with US GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of December 31, 2021 and September 30, 2022, results of operations and cash flows for the nine months ended September 30, 2021 and 2022. The consolidated balance sheet at December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by US GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2021. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with US GAAP.

All significant transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

(c)Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments and derivative instruments, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets and intangible assets with indefinite lives, the provision for credit losses of financial assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments, product warranties, determination of vendor rebates, assessment of variable lease payments, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(d)Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars (“US$”). The functional currencies of the other subsidiaries, the VIEs and the VIEs’ subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited condensed consolidated statements of comprehensive income/(loss).

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the unaudited condensed consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the unaudited condensed consolidated statements of shareholders’ equity. Total foreign currency translation adjustment loss was RMB144,620 for the nine months ended September 30, 2021 and foreign currency translation adjustment income was RMB1,285,664 for the nine months ended September 30, 2022 respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(e)Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive loss and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.1135, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2022, or at any other rate.

(f)Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2021 and September 30, 2022, the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of RMB33,540 and RMB64,218, respectively, which have been classified as cash and cash equivalents on the unaudited condensed consolidated balance sheets.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the unaudited condensed consolidated balance sheets and is not included in the total cash and cash equivalents in the unaudited condensed consolidated statements of cash flows. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 14).

Cash, cash equivalents and restricted cash as reported in the unaudited condensed consolidated statements of cash flows are presented separately on our unaudited condensed consolidated balance sheets as follows:

	As of
	December 31,	September 30,
	2021	2022
Cash and cash equivalents	27,854,224	37,472,617
Restricted cash	2,638,840	3,097,127
Total cash, cash equivalents and restricted cash	30,493,064	40,569,744

(g)Time deposits and short-term investments

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the unaudited condensed consolidated statements of balance sheets as “Time deposits and short‑term investments”, while the balances with original maturities longer than one year are classified as long-term time deposits which are reflected in the unaudited condensed consolidated statements of balance sheets as “Long‑term investments”.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the unaudited condensed consolidated statements of balance sheets as “Time deposits and short‑term investments”, while those financial instruments which have maturity dates longer than one year are classified as long-term investments in the unaudited condensed consolidated statements of balance sheets. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income/(loss) as “Interest income and investment income, net”.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(h)Trade receivables and current expected credit losses

Trade receivable primarily includes amounts of vehicle sales related to government subsidies to be collected from the government on behalf of customers. The Group provides an allowance against trade receivable based on the expected credit loss approach (see below) and writes off trade receivable when they are deemed uncollectible. No material allowance for credit loss on trade receivable was recognized for the nine months ended September 30, 2021 and 2022.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses, which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables and net investments in leases. The Group assessed that trade receivable, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of trade receivables, other current assets, and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include industry-specific factors that could impact the credit quality of the Group’s receivables. This is assessed at each quarter based on the Group’s specific facts and circumstances. All forward looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group’s control. Considering the macroeconomic and market turmoil caused by COVID-19, the Group is continuously monitoring data and trends and took the latest available information into consideration.

The Group adopted ASC 326 and several associated ASUs on January 1, 2021 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB1,955. As of January 1, 2021, upon the adoption, the expected credit loss provisions for the current assets and non-current assets were RMB972 and RMB983, respectively. For the nine months ended September 30, 2021 and 2022, the Group recorded RMB3,566 and RMB15,373 in expected credit losses in selling, general and administrative expenses, respectively. As of December 31, 2021 and September 30, 2022, the expected credit loss reserves recorded in current assets were RMB2,659 and RMB14,321, and recorded in non-current assets were RMB3,757 and RMB7,468, respectively.

The Group typically does not carry significant trade receivable related to vehicle sales and related sales as customer payments are due prior to vehicle delivery, except for amounts of vehicle sales in relation to government subsidies to be collected from the government on behalf of customers. Other current assets and other non-current assets primarily consist of other receivables and deposits. The following table summarizes the activity in the allowance for credit losses related to trade receivable, other current assets and other non-current assets for the nine months ended September 30, 2021 and 2022:

	For the Nine Months Ended
	September 30, 2021	September 30, 2022
Balance as of the beginning of the period	1,955	6,416
Provisions	4,038	20,954
Reversal	(472)	(5,581)
Balance as of the end of the period	5,521	21,789

(i)Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets in either other current or non-current assets or other current liabilities or non-current liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the unaudited condensed consolidated statements of comprehensive income/(loss) or in other comprehensive income/(loss) depending on the use of the derivatives and whether they qualify for hedge accounting.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards and option contracts. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group’s derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in “Interest income and investment income, net” in the unaudited condensed consolidated statements of comprehensive income/(loss). The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Derivative instruments are presented as net if rights of setoff exist, with all of the following conditions met: (a) each of two parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of setoff is enforceable at law.

The Group did not have any outstanding derivative account balances instruments as of September 30, 2022 due to related maturities prior to December 31, 2021. The Group recorded a fair value gain of RMB61,241 and nil in Interest income and investment income, net on the unaudited condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2021 and 2022, respectively.

(j)Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. The Company recognized RMB51,256 and RMB802,799 in write-downs of inventories to net realizable value and losses on inventory purchase commitments in cost of sales for the nine months ended September 30, 2021 and 2022, respectively.

(k)Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Motor vehicles represent vehicles used for the Group’s daily operation, including driving testing purpose. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The estimated useful lives are as follows:

Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production machineries and facilities	3 to 10 years
Equipment	3 to 5 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the unaudited condensed consolidated statements of comprehensive income/(loss).

The Company reviews the estimated useful lives of its Property, plant and equipment on an ongoing basis. In evaluating useful lives, the Company considers how long assets will remain functionally efficient and effective, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, the useful life of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets’ current carrying values over their revised remaining useful lives.

As of September 30, 2022, the Company completed an assessment of the estimated units of production of certain molds and toolings and the useful lives of certain production facilitites, all of which can only be used for Li ONE vehicle production. The Company’s assessment in the third quarter of 2022 which reflects the planned cessation of Li ONE production by the end of October 2022, indicated that certain production facilities directly used for Li ONE vehicle production will not be used for the period of time originally estimated. As a result, the Company changed its estimates of useful lives for the certain production facilities from 10 years to 3 years, after considering the Company’s planned model succession from 2021 Li ONE to Li L8. In addition, depreciation of certain molds and toolings that are directly used in Li ONE production was also accelerated based on management’s revised best estimate for 2021 Li ONE’s production volume using the unit-of-production depreciation method. As a result of these changes in estimates, which are treated prospectively, the Company recorded in inventories and cost of sales an increase in depreciation expense of RMB225,791, for the nine months ended September 30, 2022.

(l)Product warranties

The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the unaudited condensed consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the unaudited condensed consolidated statements of comprehensive income/(loss). The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The accrued warranty activity consists of the following:

	For the Nine Months Ended
	September 30, 2021	September 30, 2022
Accrued warranty at beginning of the period	233,366	842,345
Warranty cost incurred	(15,069)	(35,128)
Provision for warranty	385,730	482,742
Accrued warranty at end of the period	604,027	1,289,959
Including: Accrued warranty, current	111,645	152,648
Accrued warranty, non-current	492,382	1,137,311

(m)Convertible debt

The Group recognized convertible debt issued in 2021 in the long-term borrowings on the unaudited condensed consolidated balance sheets.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)(the “ASU 2020-06”). The Group determined to early adopt ASU 2020-06 from January 1, 2021. Since the ASU 2020-06 amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features. Accordingly, there is no need to consider beneficial conversion feature or cash conversion features for the convertible debt.

The Group assessed the convertible debt under ASC 815 and ASU 2020-06 and concluded that:

(i)Since the conversion option is considered indexed to the Company’s own stock and classified in shareholders’ (deficit)/ equity, bifurcation of conversion option from the convertible debt is not required as the scope exception prescribed in ASC 815-10-15-74 is met;
(ii)The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation.
(iii)The Group presented the issuance costs of debt as a direct deduction from the related debt during the periods presented and subsequently amortized as interest expense over the contractual life.
(iv)The related accretion is recorded as interest expense in the unaudited condensed consolidated statement of comprehensive loss over the estimated term using the effective interest method.

(n)Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. The Group released the 2021 Li ONE in May 2021, which is upgraded version of Li ONE and terminated the production of the first model Li ONE in May 2021. In June 2022, the Company launched extended-range electric vehicle Li L9 to the public and started making deliveries to customers in August 2022. Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as the sales of Li Plus Membership.

The Group adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018 by applying the full retrospective method.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group generates revenue from sales of vehicles, currently the Li L9 and Li ONE, together with a number of products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li L9 and Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or “FOTA upgrades”) and initial owner extended lifetime warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of Li L9 and Li ONE to a customer.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information. Since July 2020, the Group was no longer eligible for the government subsidies as the Group’s selling price of vehicles is higher than threshold in the circular issued by the certain PRC authorities.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the Li L9 and Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended lifetime warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership expired, whichever is earlier.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Customer loyalty points

Beginning in January 2020, the Group offers customer loyalty points, which can be used in the Group’s online store to redeem the Group’s merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group’s merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of the Li L9 and Li ONE is a material right and is considered as a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

Customers or users of the mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. The Group offers these customer loyalty points to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Sales of Automotive Regulatory Credits

Pursuant to the measurements and policies promulgated by China’s Ministry of Industry and Information Technology (“MIIT”), each of the vehicle manufacturers or importers above a certain scale is able to earn Automotive Regulatory Credits by manufacturing or importing New Energy Vehicle (“NEV”). The Automotive Regulatory Credits are tradable and sold to other companies through a credit management system established by MIIT. The Group earns the tradable new energy vehicle credits from the production of the Group’s electric vehicles. The Group sells these credits at agreed price to other regulated entities who can use the credits to comply with the regulatory requirements. The Group recognized revenue on the sale of Automotive Regulatory Credits at the time control of the Automotive Regulatory Credits were transferred to the purchasing party in September 2021 as MIIT has completed the review and approved the sale of Automotive Regulatory Credits, the related NEV Credits have been transferred to purchasing party. The full consideration for sale of Automotive Regulatory Credits was collected by the Group in the fourth quarter of 2021.

Practical expedients and exemptions

The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li L9 and Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

(o)Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities and capacity subsidies related to the Chongqing Manufacturing Base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as a non-current liability if the amount is received in advance. For specific subsidies, upon government acceptance of the related project construction or asset acquisition, the specific purpose subsidies are recognized to reduce the cost of asset acquisition. Other subsidies are recognized as Others, net upon receipt as further performance by the Group is not required.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.Summary of Significant Accounting Policies (Continued)

As of December 31, 2021 and September 30, 2022, other non-current liabilities included nil and RMB408,666 in deferred government grants relating to specific government subsidies for construction production plants and facilities and product development, respectively. These government grants are expected to be amortized using the straight-line method as a deduction of the depreciation expense of these assets over their useful lives upon construction and when placed in use.

(p)Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(q)Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(r)Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segment information is presented.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group adopted this ASU from January 1, 2021. The ASU did not have a material impact on the unaudited condensed consolidated financial statements.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The Group adopted ASU No. 2020-01 from January 1, 2021, which did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

4. Concentration and Risks

(a)Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2021 and September 30, 2022, most of the Group’s cash and cash equivalents, restricted cash and time deposits and short-term investments, long-term deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, time deposits and short-term investments, long-term deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services (“payment service providers”) to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks (Continued)

(b)Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments denominated in RMB that are subject to such government controls amounted to RMB24,509,656 and RMB50,848,631 as of December 31, 2021 and September 30, 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)Foreign currency exchange rate risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The appreciation of the RMB against the US$ was approximately 0.6% for the nine months ended September 30, 2021. The depreciation of the RMB against the US$ was approximately 11.4% for the nine months ended September 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5. Trade receivable

An aging analysis of the trade receivable as of December 31, 2021 and September 30, 2022, based on the recognition date and net of credit loss provisions, is as follows:

	As of
	December 31, 2021	September 30, 2022
Within 3 months	16,462	17,488
Between 3 months and 6 months	890	1,961
Between 6 months and 1 year	—	—
More than 1 year	103,189	13,133
Total	120,541	32,582

6. Inventories

Inventories consist of the following:

	As of
	December 31, 2021	September 30, 2022
Raw materials, work in process and supplies	1,468,801	3,004,293
Finished products	149,089	2,511,488
Total	1,617,890	5,515,781

Raw materials, work in process and supplies as of December 31, 2021 and September 30, 2022 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products include vehicles ready for transit at production plants, vehicles in transit to fulfil customers’ orders, new vehicles available for immediate sales at the Group’s sales and servicing center locations.

The Company recognized inventory write-downs and losses on inventory purchase commitments which were recorded in cost of sales of RMB51,256 and RMB802,799 for the nine months ended September 30, 2021 and 2022, respectively. The amount recognized for the nine months ended September 30, 2022 was related primarily to the Company’s plan to cease production of Li ONE vehicles.

7. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of
	December 31, 2021	September 30, 2022
Deductible VAT input	118,177	630,369
Prepaid rental and deposits	48,929	276,577
Prepayments to vendors	218,660	240,345
Receivables related to rebate	28,491	—
Others	68,615	326,561
Less:Allowance for Credit Losses	(2,192)	(14,172)
Total	480,680	1,459,680

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	As of
	December 31, 2021	September 30, 2022
Construction in process (i)	1,942,953	3,834,714
Mold and tooling	1,098,392	2,202,863
Production machineries and facilities(ii)	804,281	2,192,717
Leasehold improvements	660,902	929,625
Buildings	409,123	877,066
Equipment	266,745	514,047
Motor vehicles	59,702	369,586
Buildings improvements	297,163	317,229
Total	5,539,261	11,237,847
Less: Accumulated depreciation(iii)	(983,222)	(1,838,044)
Less: Accumulated impairment loss (iv)	(57,770)	(38,299)
Total property, plant and equipment, net	4,498,269	9,361,504

The Group recorded depreciation expense of RMB374,732 and RMB771,712 for the nine months ended September 30, 2021 and 2022 respectively.

(i)

Construction in process is primarily comprised of production facilities, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models and a portion of Changzhou Manufacturing Base construction.

In July 2021, the Group signed a memorandum and a series of agreements (collectively “Beijing Manufacturing Base Agreements”) for collaboration on a construction and expansion project of an automobile manufacturing plant, for the Group’s specific use, in Shunyi District, Beijing, with an enterprise affiliated with the Beijing local government (“the Developer Enterprise”). Since May, 2022, the Group was entitled to lease the plant facility from the Developer Enterprise (responsible for the construction of the plant) with exemption of rental expenses to September 2028, and agreed to acquire the plant in September 2028. In October 2021, construction commenced on the Beijing Manufacturing Base, which is scheduled to be put into use in 2023. As of September 30, 2022, RMB404,111 of construction in process and along with RMB242,124 of other non-current liabilities were recognized in the unaudited condensed consolidated balance sheet.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. Property, Plant and Equipment, Net (Continued)

(ii)

On August 27, 2021, Beijing CHJ entered into an investment agreement with Mianyang Xinchen(“Xinchen”), a wholly owned subsidiary of Xinchen China Power Holdings Limited, relating to the formation of Sichuan Li Xinchen Technology Co., Ltd (“Sichuan Li Xinchen”) in Mianyang, Sichuan Province, China. According to the investment agreement, Bejing CHJ has a 51% equity interest in Sichuan Li Xinchen and has the right to nominate three board members (out of five), therefore, providing Beijing CHJ with a controlling interest over Sichuan Li Xinchen. In June 2022, Sichuan Li Xinchen received a capital contribution of long-lived assets amounting to RMB228,668 from Xinchen and completed the necessary legal procedures as required in the investment agreement (pursuant to which Bejing CHJ will maintain a 51% equity interest).

(iii)	As of September 30, 2022, the Company completed a necessary assessment of the estimated units of production of certain molds and toolings and the useful lives of certain production facilities directly used for Li ONE vehicle production. The assessment was determined to be necessary as a result of the Company’s decision during the third quarter, 2022 to cease Li ONE production by the end of October 2022 (as a result of the Company’s planned migration to the Li L8 model). As a result of this assessment, the Company changed the estimated useful lives relating to dedicated Li ONE production facilities from 10 years to 3 years. In addition, depreciation of certain molds and toolings that are directly used in Li ONE production was also accelerated based on management’s best estimate for 2021 Li ONE’s production volume when using the unit-of-production depreciation method. As a result, the effect of these changes in estimates, accounted for on a prospective basis, was an increase in depreciation expense of RMB225,791, which is recorded in inventories and cost of sales for the nine months ended September 30, 2022.
(iv)	The Group launched 2021 Li ONE in May 2021, which subsequently led to a reduction in production and sales volume relating to the first model Li ONE. As of December 31, 2021, the Group recorded an impairment loss of RMB27,388 on its production facilities and molds and toolings used in the production of the first model Li ONE as a significant portion of the carrying value of these assets are not expected to be recovered in the foreseeable future. The Group recorded an impairment loss of RMB27,388 and nil for property, plant and equipment for the nine months ended September 30, 2021 and 2022, respectively.

9. Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	As of
	December 31, 2021	September 30, 2022
Automotive Manufacturing Permission	647,174	647,174
Insurance Agent License	—	35,000
Indefinite-lived intangible assets	647,174	682,174
Software	137,576	196,705
Patents	694	694
Definite‑lived intangible assets	138,270	197,399
Less: Accumulated amortization
Software	(33,290)	(46,849)
Patents	(694)	(694)
Accumulated amortization	(33,984)	(47,543)
Definite‑lived intangible assets, net	104,286	149,856
Total intangible assets, net	751,460	832,030

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Intangible Assets, Net (Continued)

The newly acquired Insurance Agent License is considered to be an indefinite lived intangible asset and is carried at cost less any subsequent impairment loss. The Group believes, based upon regulatory precedent, that ongoing required license renewals (as approved by government authorities) is a normal activity, those providing the basis for the indefinite life assumption.

The Group recorded amortization expense of RMB7,843 and RMB13,559 for the nine months ended September 30, 2021 and 2022, respectively.

As of September 30, 2022, amortization expense related to intangible assets for future periods are estimated to be as follows:

As of September 30,
2022
Year ending September 30, 2023	22,341
Year ending September 30, 2024	19,501
Year ending September 30, 2025	16,798
Year ending September 30, 2026	15,925
Thereafter	75,291
Total	149,856

10. Leases

Acquisition of Changzhou Manufacturing Base Phase I and Phase II and termination of lease agreements

In November 2021, Jiangsu CHJ, as a subsidiary of the Group, entered into an equity transfer agreement to acquire an 100% equity interest in Changzhou Chehejin which owns the legal title of Changzhou Manufacturing Base Phase I and Phase II Land use rights and Plants. According to the equity transfer agreement, the total consideration for this transaction was RMB567,118 in cash, of which RMB537,009 was paid as of September 30, 2022. Upon the completion of the transaction, the legal titles of Changzhou Manufacturing Base Phase I and II, including Land use rights and Plants, were transferred to the Group, and the original lease agreements were terminated accordingly.

There were no inputs and substantive processes acquired to significantly contribute to the ability to create outputs (no workforce or revenue supporting processes were acquired in connection with this transaction).Accordingly, this transaction was accounted for as an asset acquisition.

According to ASC 842-20-40-2, the termination of a lease that results from the purchase of an underlying asset by the lessee is not the type of termination of a lease contemplated but, rather, is an integral part of the purchase of the underlying asset. Upon the Group’s purchase of the Changzhou Manufacturing Base Phase I and II Land use right and Plants, the difference between the total consideration of this transaction and the carrying amount of the lease liabilities arising from Phase I assets and short-term borrowings arising from Phase II assets immediately prior to the transaction was recorded as an adjustment of the carrying amount of the asset, with an amount of RMB47,876 on the consolidated balance sheet as of December 31, 2021.

Acquisition of land use rights in Changzhou and Chongqing

For the nine months ended September 30, 2022, the Group acquired land use rights to construct production plants and facilities for manufacturing vehicles of the Group in Changzhou and Chongqing, the PRC. The total consideration of land use rights was RMB683,433.

Land use rights are classified as an operating lease and are recorded at cost, as a right of use asset less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 50 years that represent the terms of land use rights certificate. The Group recorded amortization of land use rights in Changzhou and Chongqing of RMB9,112 for the nine months ended September 30, 2022.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11. Other Non-current Assets

Other non-current assets consist of the following:

	As of
	December 31, 2021	September 30, 2022
Long-term deposits	653,030	1,025,566
Prepayments for purchase of property, plant and equipment (i)	1,051,415	676,438
Deductible VAT input, non-current	263,390	412,696
Others	16,998	89,318
Less: Allowance for credit losses	(3,757)	(7,468)
Total	1,981,076	2,196,550
(i)	Prepayments for purchase of property, plants and equipment primarily consists of production facilities, leasehold improvements, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models, a portion of Beijing, Chongqing and Changzhou Manufacturing Bases construction and production facilities and equipment relating to manufacturing of engines and parts of Sichuan Li Xinchen.

12. Long-term Investments

The Group’s long-term investments on the consolidated balance sheets consisted of the following:

	As of
	December 31, 2021	September 30, 2022
Equity investments:
Equity Method	34,704	184,447
Equity Security With Readily Determinable Fair Values	28,452	23,207
Equity Securities Without Readily Determinable Fair Values	93,150	508,730
Long-term held-to-maturity investments:
Long-term time deposits	—	714,518
Long-term financial instruments	—	50,085
Total Long-term Investments	156,306	1,480,987

Equity Method

On September 11, 2018, the Group acquired a 49% entity interest in Beijing Judianchuxing Technology Limited (“Beijing Judianchuxing”), which is a company established with another shareholder holding a 51% interest. The Group paid cash consideration of RMB98,000 for its equity interest, On January 30, 2019, the Group invested another RMB98,000 into the same venture proportionately with the other investor thereby maintaining its 49% equity interest. The Group has significant influence over the venture and applies the equity method in accounting for this investment. The proportionate share of the net loss or income of equity method investees are recorded in “Others, net” in the consolidated statements of comprehensive loss. As of September 30, 2022, the Group’s share of the venture’s cumulative net losses have exceeded its cost basis, thereby resulting in a carrying value of RMB0.

In July 2021, the Group entered into an agreement with Suzhou Huichuan United Power System Co., LTD (“Suzhou Huichuan”) to establish Changzhou Huixiang New Energy Auto Parts Co., LTD (“Changzhou Huixiang”). The Group should pay RMB73,500 in registered capital, representing a 49% equity interest in Changzhou Huixiang, while Suzhou Huichuan should pay RMB76,500 in registered capital, representing a 51% equity interest in Changzhou Huixiang. The Group has significant influence in Changzhou Huixiang and therefore the investment is accounted for using the equity method. As of September 30, 2022, the Group paid RMB30,000 out of its total RMB73,500 investment commitment.

The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the nine months ended September 30, 2021 and 2022.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. Long-term Investments (Continued)

Equity Security with Readily Determinable Fair Values

Equity security with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

			Foreign Currency
Cango Inc.	Cost Basis	Unrealized Loss	Translation	Fair Value
As of December 31, 2021	100,303	(73,535)	1,684	28,452
As of September 30, 2022	100,303	(81,237)	4,141	23,207

The Company purchased 2,633,644 shares of Series C preferred shares issued by Cango Inc. (“Cango”), with a total cash consideration of US$15,634 (RMB100,303) in 2018. This investment was initially recorded as an equity holding without a readily determinable fair value given Cango was still a privately held company at that time. In July 2018, Cango completed its listing on the New York Stock Exchange (“Cango IPO”) and the Series C preferred shares held by the Company were converted to Class A ordinary shares of Cango.

Upon the completion of Cango IPO, the Company reclassified this investment from equity securities without readily determinable fair value to equity securities with readily determinable fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

Any unrealized gain or loss is recognized in Interest income and investment income, net in the unaudited condensed consolidated statements of comprehensive loss.

Equity Securities without Readily Determinable Fair Values

Equity securities without determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group’s investments are preferred shares, which are not considered as common stock or in substance common stock. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected the measurement alternative and recorded these investments at cost, less impairment (if any), adjusted for subsequent observable price changes.

In March 2022, one of the Group’s subsidiaries—Chongqing Chezhiyuan, entered into an agreement with Xin Wang Da Electronics Limited (“Xin Wang Da Electronics”), an A-share listed company engaging in design, production and sale of lithium battery cells and modules to purchase certain Series Pre-A preferred shares of Xin Wang Da Electric Vehicle and Battery Limited (“the investee”), a subsidiary of Xin Wang Da Electronics. This transaction, with a total consideration of RMB400,000, resulted in the Group’s 3.2% equity ownership in the investee. As of September 30,2022, Chongqing Chezhiyuan has fully paid the investment consideration of RMB400,000.

Impairment charges of nil and RMB7,200 were recorded in Interest income and investment income, net in the unaudited condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2021 and 2022, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. Long-term Investments (Continued)

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income/(loss) as “Interest income and investment income, net”.

13. Short-term Borrowings and Long-term Borrowings

Borrowings consist of the following:

						As of
					Interest Rate	December 31,	September 30,
	Maturity Date	Classification	Principal Amount		Per Annum	2021	2022
Convertible debt (1)	May 1, 2028	Non-current	US$	862,500	0.25%	5,397,941	6,024,126
Secured bank loan (2)	February 15, 2027	Current and Non-current	RMB	900,000	5-year LPR - 0.40%	—	900,000
Credit guaranteed borrowing (3)	June 29, 2024	Current and Non-current	US$	100,000	SOFR	—	709,980
Secured bank loan (4)	September 28, 2029	Current and Non-current	RMB	600,000	4.80%	600,000	600,000
Secured borrowing (5)	June 21, 2034	Non-current	RMB	311,735	5-year LPR - 0.60%	—	311,735
Credit guaranteed borrowing (6)	July 26, 2025	Current and Non-current	RMB	300,000	3.70%	—	300,000
Unsecured borrowing (7)	March 8, 2024	Non-current	RMB	260,000	1-year LPR - 0.70%	—	260,000
Secured borrowing (8)	March 25, 2025	Current and Non-current	RMB	249,255	4.00%	—	249,255
Unsecured borrowing (9)	April 19, 2023	Current	RMB	137,180	1-year LPR - 0.20%	—	137,180
Total borrowings						5,997,941	9,492,276

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. Short-term Borrowings and Long-term Borrowings (Continued)

The total borrowings are classified as short-term borrowings and long-term borrowings:

	As of
	December 31, 2021	September 30, 2022
Short-term borrowings:
Unsecured borrowing (9)	—	137,180
Current portion of Secured bank loan (2)	—	110,000
Current portion of Credit guaranteed borrowing (6)	—	100,000
Current portion of Secured borrowing (8)	—	99,702
Current portion of Secured bank loan (4)	37,042	74,083
Current portion of Credit guaranteed borrowing (3)	—	7,100
Total short-term borrowings	37,042	528,065

	As of
	December 31, 2021	September 30, 2022
Long-term borrowings:
Convertible debt (1)	5,397,941	6,024,126
Non-current portion of Secured bank loan (2)	—	790,000
Non-current portion of Credit guaranteed borrowing (3)	—	702,880
Non-current portion of Secured bank loan (4)	562,958	525,917
Secured borrowing (5)	—	311,735
Unsecured borrowing (7)	—	260,000
Non-current portion of Credit guaranteed borrowing (6)	—	200,000
Non-current portion of Secured borrowing (8)	—	149,553
Total long-term borrowings	5,960,899	8,964,211
Total borrowings	5,997,941	9,492,276
(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the “ADSs”) per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADSs) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADSs, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of September 30, 2022, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. Short-term Borrowings and Long-term Borrowings (Continued)

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as long-term borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the nine months ended September 30, 2021 and 2022, the convertible debt related interest expense was US$2,172 (RMB13,993) and US$3,215 (RMB22,871), respectively. As of December 31, 2021 and September 30, 2022, the principal amount of the convertible debt was RMB5,499,041 and RMB 6,123,578, and the unamortized debt issuance cost was RMB101,100 and RMB99,452, respectively.

(2)	In February, 2022, the Group entered into a 5-year pledged loan agreement with a commercial bank in the PRC, with total principal of RMB900,000. This loan was pledged by certain manufacturing facilities of the Group. As of September 30, 2022, the interest rate was between 3.90% to 4.05% per annum. The outstanding loan principal of RMB110,000 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB790,000 is presented as a long-term borrowing.

The borrowing contain covenants which includes limitations on certain asset sales and a requirement to maintain current assets above RMB5,000. The Group is in compliance with all of the loan covenants as of September 30, 2022.

(3)	In June 2022, the Group entered into loan agreements with a commercial bank pursuant to which the Group is entitled to borrow the group of banks from time to time until June 2024 up to an aggregate of US$200,000. In June 2022, the Group made the drawdown in the amount of US$100,000 (RMB709,980). Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the SOFR. As of September 30, 2022, the outstanding loan principal of RMB7,100 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB702,880 is presented as a long-term borrowing.
(4)	In September 2021, the Group entered into a loan facility agreement with a commercial bank in the PRC, which allows the Group to draw borrowings up to RMB1,009,900 as of periods ended September 28, 2029. The borrowings bear annual interest rate of 4.8% and were guaranteed by certain production facilities and toolings of the Group. As of September 30, 2022, the outstanding loan principal was RMB600,000, of which RMB74,083 will be due within 12 months, which is classified as current portion of long-term borrowing and the remaining balance of RMB525,917 will be due in October 1, 2023 and thereafter, which is classified as long-term borrowing. The unused credit limits under these facilities was RMB409,900 as of September 30, 2022.
(5)	In June 2022, the Group entered into a credit agreement with a group of banks pursuant to which the Group is entitled to borrow from the group of banks from time to time up to an aggregate of RMB3,000,000 until April 2024. The related principle is payable semiannually in arrears in June and December of each year, from June 2025 to June 2034. The related interest is payable quarterly in arrears on the twentieth of the last month of every quarter, from September 2022 to June 2034. As of September 30 2022, the Group made drawdown in the amount of RMB311,735. The loan is secured by the pledge of certain Groups land use rights and property relating to the production of electric vehicles, when the certificates of land use rights and property are approved and provided by the local authorities. Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the 5-year Loan Prime Rate (“LPR”) published by the National Interbank Funding Center, minus 0.6%. Borrowings under this credit agreement are classified as long-term borrowing.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. Short-term Borrowings and Long-term Borrowings (Continued)

(6)	In July 2022, the Group entered into a 3-year loan agreement with a commercial bank in the PRC, with total principal of RMB300,000. The related principal is payable semiannually in arrears in January and July of each year, beginning from January 2023, until July 2025. The related interest is payable quarterly in arrears on the twenty-first of the last month of every quarter, from September 2022 to July 2025. As of September 30, 2022, the interest rate was 3.70% per annum and an outstanding loan principal of RMB100,000 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB200,000 is presented as a long-term borrowing.
(7)	In September 2022, the Group entered into a 18 month loan agreement with a commercial bank in the PRC, with total principal of RMB260,000. As of September 30, 2022, the annual interest rate was 1-year Loan Prime Rate (“LPR”) published by the National Interbank Funding Center, minus 0.7% per annum and all outstanding loan principal of RMB260,000 was presented as a long-term borrowing.
(8)	In February 2022, the Group entered into an asset transfer agreement with a finance lease company to sell certain production facilities and equipment in Changzhou Production Base with a total consideration of RMB299,106. Immediately after the transfer, the Group entered into a lease agreement to lease back the production facilities and equipment for the period starting from March 25, 2022 to March 25, 2025, and further obtained an option to repurchase the production facilities and equipment with the notional amount of RMB0.001 on March 25, 2025.

As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Group, and no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sales accounting, and was accounted for as a financing transaction and the Group recorded the sales proceeds as a borrowing in the unaudited condensed consolidated balance sheets. The Group repaid a portion of the principal in the amount of RMB49,851 for the nine months ended September 30, 2022. As of September 30, 2022, outstanding loan principal of RMB99,702 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB149,553 is presented as a long-term borrowing.

(9)	In December 2021 and April 2022, the Group entered into 1-year loan agreement and supplemental agreement with a commercial bank in the PRC, which the Group is entitled to borrow from time to time until December 2022 up to an aggregate of RMB500,000. As of September 30, 2022, the annual interest rate was 1-year Loan Prime Rate (“LPR”) published by the National Interbank Funding Center, minus 0.2% per annum and all outstanding loan principal of RMB137,180 was presented as a short-term borrowing.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. Trade and Notes Payable

Trade and notes payable consist of the following:

	As of
	December 31, 2021	September 30, 2022
Trade payable for raw materials	7,089,370	9,417,573
Notes payable	2,286,680	6,102,648
Total	9,376,050	15,520,221

An aging analysis of the trade and notes payable as at December 31, 2021 and September 30, 2022, based on the recognition date, is as follows:

	As of
	December 31, 2021	September 30, 2022
Within 3 months	7,539,833	14,790,078
Between 3 months and 6 months	1,639,286	619,430
Between 6 months and 1 year	161,913	49,608
More than 1 year	35,018	61,105
Total	9,376,050	15,520,221

15. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	As of
	December 31, 2021	September 30, 2022
Payables for purchase of property, plant and equipment	456,395	1,643,136
Salaries and benefits payable	417,449	688,164
Accrued costs of purchase commitments relating to inventory	—	519,470
Payables for research and development expenses	94,517	358,286
Tax payable	277,233	326,462
Payables for logistics expenses	143,632	263,051
Payables for marketing and promotional expenses	96,945	182,918
Accrued warranty	154,276	152,648
Deposits from vendors	27,716	25,847
Advances from customers	10,262	24,809
Other payables	200,943	430,605
Total	1,879,368	4,615,396

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Revenue Disaggregation

Revenues by source consist of the following:

	For the Nine Months Ended September 30,
	2021	2022
Vehicle sales	15,752,753	26,838,104
Other sales and services	636,574	798,838
Total	16,389,327	27,636,942

Revenue by timing of recognition is analyzed as follows:

	For the Nine Months Ended September 30,
	2021	2022
Revenue recognized at a point in time	16,328,599	27,521,216
Including: Vehicle sales	15,752,753	26,838,104
Other sales and services	575,846	683,112
Revenue recognized over time	60,728	115,726
Total	16,389,327	27,636,942

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time include (i) sales and installment of charging piles, (ii) sales of goods from online store, (iii) certain services under the Li Plus Membership, and (iv) sales of Automotive Regulatory Credits. In such instances, revenue is recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

17. Deferred Revenue

The following table includes a rollforward of the deferred revenue balance for each period presented:

	For the Nine Months Ended September 30,
	2021	2022
Deferred revenue—at beginning of the period	407,168	694,745
Additions	16,641,641	27,961,660
Recognition	(16,492,788)	(27,549,157)
Deferred revenue—at end of the period	556,021	1,107,248
Including: Deferred revenue, current	244,083	522,613
Deferred revenue, non‑current	311,938	584,635

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, uninstalled charging piles and other performance obligations identified in the vehicle sales contracts.

The Group expects that RMB522,613 of the transaction price allocated to unsatisfied performance obligation as of September 30, 2022 will be recognized as revenue during the period from October 1, 2022 to September 30, 2023. The remaining RMB584,635 will be recognized in October 1, 2023 and thereafter.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. Research and Development Expenses

Research and development expenses consist of the following:

	For the Nine Months Ended September 30,
	2021	2022
Employee compensation	1,339,965	2,761,585
Design and development expenses	584,921	1,660,395
Rental and related expenses	34,496	76,408
Depreciation and amortization expenses	38,635	62,371
Travel expenses	33,591	54,304
Others	24,790	94,878
Total	2,056,398	4,709,941

19. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	For the Nine Months Ended September 30,
	2021	2022
Employee compensation	892,119	2,056,105
Marketing and promotional expenses	873,227	646,321
Rental and related expenses	214,967	452,943
Depreciation and amortization expenses	50,332	142,862
Travel expenses	42,280	72,156
Expected credit losses	3,566	15,373
Others	290,009	649,682
Total	2,366,500	4,035,442

20. Ordinary Shares

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the Reorganization described in Note 1. In connection with the Reorganization and issuance of Series C convertible redeemable preferred shares (“Series C Preferred Shares”), 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof. Upon the Reorganization, the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares (the “Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares”) to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization. Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares would be converted into Class A Ordinary Shares based on the then-effective conversion price.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. Ordinary Shares (Continued)

On July 4, 2016, Beijing CHJ issued Series Pre-A shares (“Series Pre-A Ordinary Shares”) with cash consideration of RMB100,000. Series Pre-A Ordinary Shares were classified as equity as they were not redeemable. In July 2017, upon Series A-2 financing, certain rights were granted to holders of Series Pre-A Ordinary Shares, including contingent redemption rights. Series Pre-A Ordinary Shares were effectively re-designated to Series Pre-A Preferred Shares. Such re-designation was accounted for as a repurchase and cancellation of Series Pre-A Ordinary Shares and a separate issuance of Series Pre-A Preferred Shares. Accordingly, the excess of fair value of the Series Pre-A Preferred Shares over the fair value of the Series Pre-A Ordinary Shares repurchased from employee shareholders was recorded as an employee compensation. While for other non-employee Series Pre-A shareholders, such difference was recognized as a deemed dividend given to these shareholders. The excess of the fair value of all Series Pre-A Ordinary Shares over the carrying value of these shares was accounted for as a retirement of the Series Pre-A Ordinary Shares. The Company elected to charge the excess entirely to accumulated deficits.

In August 2020, the Company completed its US IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters’ over-allotment option for a consideration of US$157,320.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the CEO of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters’ full exercise of their over-allotment option.

In February 2021, the Company issued 34,000,000 Class A Ordinary Shares as treasury shares for future exercise of share options.

In May 2021, the Company issued 108,557,400 Class B Ordinary Shares as treasury shares to Mr. Li Xiang, the Company’s founder and chief executive officer, pursuant to the Company’s 2021 Share Incentive Plan.

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters’ over-allotment option for a consideration of HK$1,634,462.

As of September 30, 2022, 11,673,130 share options that fulfilled the vesting conditions were exercised and 127,062 RUSs that fulfilled the vesting conditions were vested.

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$ 2,000,000 of ADSs, each representing two Class A Ordinary Shares, through an at-the-market equity offering program (the “ATM Offering”) on the Nasdaq Global Select Market. As of September 30, 2022, 18,862,564 Class A Ordinary Shares were legally issued and the proceeds has been received by the Company.

As of December 31, 2021 and September 30, 2022, the Company had issued and outstanding ordinary shares of 1,929,562,426 and 1,953,820,766, respectively.

21. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the nine months ended September 30, 2021 and 2022 as follows:

	For the Nine Months Ended September 30,
	2021	2022
Numerator:
Net loss	(616,966)	(2,297,650)
Less: Net loss attributable to noncontrolling interests	—	(28,497)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(616,966)	(2,269,153)

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	1,829,434,693	1,936,947,462

Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(0.34)	(1.17)

For the nine months ended September 30, 2021 and 2022, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021 (Note 13). As the Group incurred a loss for each of the periods ended September 30, 2021 and 2022, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of options and RSUs granted and convertible debt (shares subject to conversion) excluded from the calculation of diluted loss per share of the Company were 69,003,813 and 39,682,332 for the nine months ended September 30, 2021 and 83,592,560 and 60,861,105 for the nine months ended September 30, 2022, respectively.

22. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Nine Months Ended September 30,
	2021	2022
Research and development expenses	471,728	857,188
Selling, general and administrative expenses	220,244	465,475
Cost of sales	18,528	28,201
Total	710,500	1,350,864

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

(i)	2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the “2019 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of September 30, 2022, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company’s Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of an IPO by the Group.

These awards have a service condition and a performance condition related to an IPO. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the US IPO in the third quarter of 2020. The Group recognized the share options of the Company granted to the employees using graded-vesting method over the vesting term of the awards, net of estimated forfeitures.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the “2020 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of September 30, 2022, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Group began to grant share options from January 1, 2021 and ceased to grant options from July 2, 2021 under the 2020 Plan. The Company commenced to grant RSUs from July 1, 2021 under the 2020 plan.The contractual term is ten years from the grant date and the options and RSUs granted only have service conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted.

(a)	The following table summarizes Company share option activity under the 2019 Plan and 2020 Plan for the nine months ended September 30, 2021 and 2022:

			Weighted
	Number of	Weighted	Average	Aggregate
	Options	Average	Remaining	Intrinsic
	and Shares	Exercise Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2020	56,914,000	0.10	5.95	814,724
Granted	36,987,700	0.10
Exercised	(1,519,362)	0.10
Forfeited	(3,408,000)	0.10
Outstanding as of September 30,2021	88,974,338	0.10	9.83	1,160,670
Outstanding as of December 31, 2021	83,391,284	0.10	7.66	1,330,091
Granted	—	0.10
Exercised	(5,268,714)	0.10
Forfeited	(3,372,800)	0.10
Outstanding as of September 30, 2022	74,749,770	0.10	5.81	852,521

Vested and expected to vest as of September 30, 2021	85,493,499	0.10	9.70	1,115,263
Exercisable as of September 30, 2021	45,896,638	0.10	7.54	598,722
Vested and expected to vest as of September 30, 2022	71,206,919	0.10	5.69	812,115
Exercisable as of September 30, 2022	46,825,570	0.10	4.34	534,046

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

The weighted - average grant date fair value for options granted under the Company’s 2019 Plan and 2020 Plan for the nine months ended September 30, 2021 was US$15.78, computed using the binomial option pricing model. No share options were granted for the nine months ended September 30, 2022.

The Company did not grant options under 2019 plan and 2020 plan since July 2, 2021. The fair value of each option granted under the Company’s 2019 Plan and 2020 Plan for the nine months ended September 30, 2021 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

For the Nine Months Ended September 30,
2021
Exercise price (US$)	0.10
Fair value of the ordinary shares on the date of option grant (US$)	14.42-17.35
Risk‑free interest rate	0.93%-1.48%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%-48%

The risk- free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of September 30, 2022, there was US$96,799 of unrecognized compensation expense related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 3.54 years and may be adjusted for future changes in forfeitures.

(b)	The following table summarizes Company’s RSU activity under the 2019 plan and 2020 Plan for the nine months ended September 30, 2021 and 2022:

		Weighted Average
	Number of	Grant Date
	Shares	Fair Value
		US$
Unvested as of December 31, 2020	—	—
Granted	8,586	17.25
Forfeited	—	—
Unvested as of September 30, 2021	8,586	17.25
Unvested as of December 31, 2021	8,586	17.25
Granted	36,199,400	17.13
Vested	(127,062)	18.76
Forfeited	(4,522,600)	16.62
Unvested as of September 30, 2022	31,558,324	17.20

As of September 30, 2022, there was US$246,971 in unrecognized compensation expense related to RSUs granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 4.45 years and may be adjusted for future changes in forfeitures.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

(ii)	2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the “2021 Plan”), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company’s founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group’s vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company’s 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the ”Award Shares”) under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B Ordinary Shares (10 votes per share) to Class A Ordinary Shares (1 vote per share) on one-to-one basis with effect immediately upon the Company’s listing on the Main Board of HKEx in August 2021. The modification is solely subjected to satisfy HKEx’s requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares, (a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

As of September 30, 2022, the Group did not recognize any compensation expense for shares granted to Mr. Li Xiang, because the Group considers it is not probable, as of September 30, 2022, that the performance-based vesting conditions will be satisfied. Therefore, there were US$538,445 of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of September 30, 2022.

The following table summarizes Company performance-based restricted share activity under the 2021 Plan for the nine months ended September 30, 2021 and 2022:

	Number of	Weighted	Weighted Average
	Shares	Average Exercise	Remaining	Aggregate
	Granted	Price	Contractual Life	Intrinsic Value
		US$	In Years	US$
December 31, 2020	—	—	—	—
Granted	108,557,400	14.63
September 30, 2021	108,557,400	14.63	9.44	—

December 31, 2021	108,557,400	14.63	9.19	—
Granted	—	—
September 30, 2022	108,557,400	14.63	8.44	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

The weighted-average grant date fair value for restricted shares granted under the Company’s 2021 Plan for the nine months ended September 30, 2021 and 2022 were both US$4.96, computed using the binomial pricing model.

The fair value of the restricted shares granted under the Company’s 2021 Plan was estimated on the date of grant using the binomial pricing model with the assumptions (or ranges thereof) in the following table (no new grants during the comparative September 30, 2022 period):

For the Nine Months Ended
September 30, 2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of restricted shares grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the valuation date. The expected volatility at the grant date and each valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the restricted shares. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the restricted shares.

23. Taxation

(a)Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

Wheels Technology is subject to 13% VAT for software research and development and relevant services. Wheels Technology is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the nine months ended September 30, 2021 and 2022, nil and RMB 207,924 of VAT refunds were received and were recorded as Others, net.

(b)Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ and Wheels Technology are qualified as a “high and new technology enterprise” under the EIT Law and are eligible for a preferential enterprise income tax rate of 15%, respectively. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25% as of September 30, 2022.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. Taxation (Continued)

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2021, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2023.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Composition of income tax expense and income tax benefit for the periods presented is as follows:

	For the Nine Months Ended September 30,
	2021	2022
Current income tax expense	—	30,885
Deferred income tax expense/(benefit)	181,384	(61,056)
Total	181,384	(30,171)

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. Taxation (Continued)

A reconciliation of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense for each of the periods presented is as follows:

	For the Nine Months Ended September 30,
	2021	2022
Loss before income tax expense	(435,582)	(2,327,821)
Income tax credit computed at PRC statutory income tax rate of 25%	(108,896)	(581,955)
Tax effects of tax‑exempt entity and preferential tax rate	(58,380)	(320,294)
Tax effect of R&D deduction and others	(92,702)	(193,946)
Inventory write-downs and losses on inventory purchase commitments	12,814	200,700
Non‑deductible expenses	58,775	397,904
Change in valuation allowance	369,773	467,420
Income tax expense/(benefit)	181,384	(30,171)

(c)	Consumption tax

Chongqing Lixiang Automobile Co Ltd (“Chongqing Lixiang Automobile”), as a subsidiary of the Company, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles at 3% consumption tax rate from August 2021.

24. Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2021 and September 30, 2022.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	19,157,428	—	19,157,428	—
Equity securities with readily determinable fair value	28,452	28,452	—	—
Total assets	19,185,880	28,452	19,157,428	—

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	September 30,	Identical Assets	Observable Inputs	Unobservable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	14,487,344	—	14,487,344	—
Long-term financial instruments	50,085	—	50,085	—
Equity securities with readily determinable fair value	23,207	23,207	—	—
Total assets	14,560,636	23,207	14,537,429	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. Fair Value Measurement (Continued)

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Long-term financial instruments: Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The related gain/(loss) amounts are recognized in “interest income and investment income, net” in the unaudited condensed consolidated statements of comprehensive income/(loss).

Equity securities with readily determinable fair value: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in “interest income and investment income, net” in the unaudited condensed consolidated statements of comprehensive income/(loss).

Assets measured at fair value on a nonrecurring basis

Assets measured at fair value on a non- recurring basis include: investments in equity securities without readily determinable fair value and equity method investments. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. The equity securities without readily determinable fair value were RMB93,150 and RMB508,730 as of December 31, 2021 and September 30, 2022. Nil and RMB7,200 impairment charges were recognized for the nine months ended September 30, 2021 and 2022. For equity method investments, no impairment loss was recognized for all periods presented. The Group recorded RMB27,388 and nil impairment loss of property, plant and equipment and nil and RMB283,329 inventory write-downs for the nine months ended September 30, 2021 and 2022, respectively.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, and long-term borrowings.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25. Commitments and Contingencies

(a)Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements as of September 30, 2022 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years	Over 5 Years
Capital commitments	5,367,125	4,926,406	440,719	—	—

(b)Purchase obligations

The Group’s purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of September 30, 2022 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years	Over 5 Years
Purchase obligations	13,890,466	13,890,466	—	—	—

(c)Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Chongqing Zhizao was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Group’s acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings were still at preliminary stages, and the Group was unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Group assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Group did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. The unpaid contract amounts were immaterial as of December 31, 2021 and September 30, 2022. In addition to the indemnification of the Retained Assets and Liabilities the Group obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and loss arising from disputes of contracts entered into by Chongqing Zhizao prior to the Group’s acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao, and the ongoing legal proceedings of Chongqing Zhizao were transferred out to Lifan Industry and Lifan Passenger Vehicle.

Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2021 and September 30, 2022.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. (“Beijing Yihang”)	Affiliate
Neolix Technologies Co., Ltd. (“Neolix Technologies”)	Affiliate
Airx (Beijing) Technology Co., Ltd. (“Airx”)	Affiliate
Beijing Judianchuxing Technology Limited (“Beijing Judianchuxing”)	Affiliate
Beijing Sankuai Online Technology Co., Ltd. (“Beijing Sankuai ”)	Controlled by Principal Shareholder
Suzhou Yihang Intelligent Technology Co., Ltd. (“Suzhou Yihang”)	Affiliate
Changzhou Huixiang New Energy Auto Parts Co., Ltd. (“Changzhou Huixiang”)	Affiliate
Hanhai Information Technology (Shanghai) Co., Ltd. (“Hanhai”)	Controlled by Principal Shareholder

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. Related Party Balances and Transactions (Continued)

The Group entered into the following related party transactions:

	For the Nine Months Ended September 30,
	2021	2022
Purchased services from Beijing Sankuai	370	4,643
Purchase materials from Changzhou Huixiang	—	702
Purchased services from Hanhai	—	572
Purchased R&D services from Beijing Yihang	11,274	281
Purchased materials from Beijing Yihang	31,564	73
Purchased R&D service from Suzhou Yihang	872	—

The Group had the following related party balances:

	As of
	December 31, 2021	September 30, 2022
Due from Neolix Technologies	678	678
Due from Hanhai	—	373
Due from Beijing Yihang	334	—
Total	1,012	1,051

	As of
	December 31, 2021	September 30, 2022
Due to Beijing Yihang	7,102	5,921
Due to Changzhou Huixiang	30,000	702
Due to Beijing Sankuai	330	661
Due to Airx	23	23
Total	37,455	7,307